#82-3167

MATERIAL CHANGE REPORT

SECURITIES ACT (ALBERTA) SECTION 146(1)
SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

04010938

SUPPL

04 MAR 30 AM 7:21

1. Reporting Issuer:

   Golconda Resources Ltd. ("Golconda")
   Suite 780, 521 - 3rd Avenue S.W.
   Calgary, AB T2P 3T3

2. Date of Material Change:

   March 3, 2004

3. News Release

   A news release was issued March 3, 2004 through the facilities of CCNMatthews

4. Summary of Material Change:

   Golconda has completed a non-brokered private placement. A total of 3,000,000 units were placed for proceeds of C$750,000. Each unit was priced at $0.25 and included one common share and one share purchase warrant. Each warrant can be exercised into one common share at a price of C$0.30 for a 1-year period.

5. Full Description of Material Change:

   Golconda has completed a non-brokered private placement. A total of 3,000,000 units were placed for proceeds of C$750,000. Each unit was priced at $0.25 and consisted of one common share and one common share purchase warrant. Each warrant can be exercised into one common share at a price of $0.30 per share for a 1-year period. The common shares issued as part of the units, and those to be issued upon the exercise of warrants, are subject to a hold period until July 4, 2004.

6. Reliance on Confidentiality Provision:

   Not applicable.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

7. Omitted Information:

   There is no omitted information.

8. Senior Officer:

   Guenter J. Liedtke, President
   403.232.6828

dlw 3/30

9. Statement of Senior Officer:

The foregoing accurately disclosed the material change referred to in this report.

DATED March 15, 2004 at the City of Calgary, in the Province of Alberta.

"Guenter J. Liedtke"

Guenter J. Liedtke, President

#82-3167

Form 45-103F4
Report of Exempt Distribution

Issuer Information

1. Full name and address of issuer:

    Golconda Resources Ltd.
    Suite 780, 521 - 3rd Avenue S.W.
    Calgary, Alberta T2P 3T3
    Phone: 403.232.6828

04 MAR 30 AM 7:21

2. Reporting issuer jurisdiction:

    Alberta and British Columbia

Details of distribution

3. Distribution date

    March 3, 2004

4. Description of securities distributed

    3,000,000 units, consisting of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.30 per share for a one-year period.

5. Details of the distribution are attached as a schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta	$0.25	$300,000
British Columbia	$0.25	$200,000
USA	$0.25	$250,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$750,000

Commissions and finder's fees

7. State the name and address of any person acting as agent in connection with trades(s) and the compensation paid or to be paid to such agent.

   N/A.

Certificate

On behalf of the issuer, I certify that the statements made in this report and each schedule to this report are true.

Date: March 15, 2004.

Golconda Resources Ltd.

Guenter J. Liedtke
President and Chief Executive Officer

Signature

#82-3167

04 MAR 30 AM 7:21

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. Golconda Resources Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of distributions on March 3, 2004 of 3,000,000 units, each unit consisting of one common share and one share purchase warrant, was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 15th day of March, 2004.

GOLCONDA RESOURCES LTD.

Per: ____________________
Guenter J. Liedtke
President and Chief Executive Officer

C:\GOL\FORM 45-102F2 01-004.doc

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GOLCONDA RESOURCES LTD. (the "Issuer").

Month in which stock options have been granted or amended: *February 2004.*

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Terry S. C. Chan	Feb. 4, 2004	Director	Feb. 4, 2004	175,000	$0.25	Feb. 3, 2009
Irina M. Liedtke	N/A	Employee	Feb. 4, 2004	25,000	$0.25	Feb. 3, 2009

Total number of optioned shares proposed for acceptance: *200,000 common shares.*

- Date shareholder approval was obtained for the Stock Option Plan: *June 27, 2003.*
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan:
  Issuable listed shares: 3,979,873 *(10% of total issued and outstanding shares)*
  Minus (3,455,000) *(3,255,000 outstanding + 200,000 proposed)*
  524,873

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated the *27th day of February, 2004.*

GOLCONDA RESOURCES LTD.

Guenter J. Liedtke

Name of Director or Senior Officer

Signature

President & CEO

Official Capacity

#82-3167 04 MAR 30 AM 7:21

TSX venture EXCHANGE

Noy Douangphrachanh
Analyst
Listed Issuer Services
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2803
F (403) 234-4212
noy@tsxventure.com

March 1, 2004

Guenter Liedtke, President
Golconda Resources Ltd.
Suite 780, 521 – 3rd Ave. S.W
Calgary, AB T2P 3T3

Dear Mr. Liedtke,

Re: Golconda Resources Ltd. (the "Company") **Submission #91032**
Private Placement

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: March 2, 2004
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 19, 2004:

Number of Shares:	3,000,000 shares
Purchase Price:	$0.25 per share
Warrants:	3.000.000 share purchase warrants to purchase 3,000,000 shares
Warrant Exercise Price:	$0.30 for a one year period
Number of Placees:	11 Placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [In the event warrants are exercised]**	**# of Shares**
Guenter J. Liedtke	Y	150,000
Vertex One Asset Management	P	800,000

Please issue a press release by no later than Friday March 5, 2004, disclosing the closing of the above captioned financing.

GOLCONDA RESOURCES LTD.

SUITE 780, 521 - 3RD AVENUE S.W.
CALGARY, ALBERTA T2P T3T

TELEPHONE: (403) 232-6828
FACSIMILE: (403) 232-8650

TREASURY ORDER

#82-3167

TO: **CIBC Mellon Trust Company ("CIBC Mellon")**
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Upon delivery to you of this treasury direction, the undersigned hereby authorizes and directs CIBC Mellon to issue, countersign and register as fully paid and non-assessable, that number of Common Shares in favour of the securitiyholders as per attached Schedule "A", and deliver to Golconda Resources Ltd. (the "Corporation"), Attention: Guenter J. Liedtke, President, certificates for such fully paid and non-assessable Common Shares of the undersigned in the names as directed in Schedule "A".

CIBC Mellon is hereby authorized and directed to affix to the certificates of each of the securityholders as indicated in Schedule "A", the following legends: ***"Without written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange, or otherwise in Canada or to the benefit of a Canadian Resident until July 4, 2004." "Unless permitted under securities legislation, the holder of the securities shall not trade the securities before July 4, 2004."***

The undersigned hereby certifies that the aforesaid Common Shares have been duly allotted and validly issued to the securityholders listed in Schedule "A", and that the undersigned has received full consideration therefor, and that the common shares are therefore to be issued and registered as fully paid and non-assessable. Furthermore, the undersigned hereby certifies that this treasury direction adheres to the requirements as set out in the Corporation's by-laws and any and all applicable statutes and regulations.

The undersigned hereby certifies that the class of securities that is referenced in this treasury direction is not registered under the United States Securities Exchange Act of 1934.

The undersigned hereby certifies that each security holder listed in Schedule "A" has authorized delivery of the certificates to the Corporation.

Please confirm that, following the issuance of common shares as per attached Schedule "A", the balance of issued securities in the capital of the Corporation is 42,798,734 Common Shares.

DATED this 3rd day of March, 2004.

GOLCONDA RESOURCES LTD.

By: [signature]
Guenter J. Liedtke, President

By: [signature]
Fosca V. Benvenuti, Secretary

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: *GOLCONDA RESOURCES LTD.* (the "Issuer").

   Trading Symbol: *GA*

2. Date Price Reservation Form Filed: ______________________.

   Date of News Release announcing Private Placement: *February 19, 2004.*

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ✔ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ✔

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ✔

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: *$750,000.00*

5. Proposed use of proceeds:

South Monitor, Nevada - diamond drilling:	*$235,000*
Ralston Valley, Nevada – diamond drilling:	*$190,000*
Wapawekka, Sask. – airborne magnetic + electromagnetic survey:	*$ 120,000*
Red Lake, Ontario – ground magnetometer survey:	*$ 35,000*
Administration:	*$ 50,000*
Working capital - to extend positive programs:	*$120,000*
	$750,000

6. (a) Description of shares to be issued:

   (i) Class: *Common* .

   (ii) Number: *3,000,000.*

   (iii) Price per security: *$0.25*

(b) Description of Warrants to be issued:

   (i) Number of Warrants: *3,000,000.*

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: *3,000,000.*

   (iii) Exercise price of Warrants: Year 1: *$0.30* Year 2: ______________

   Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

   (iv) Expiry date of Warrants: *12 months from date of issuance.*

(c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: ____________________________ .

   (ii) Number of Listed Shares to be issued on conversion: ______________.

   (iii) Expiry/Maturity date: ____ .

   (iv) Interest rate: ____.

   (v) Conversion terms: ____.

   (vi) Default provisions: ____.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ____________________________.

7. Issued and outstanding Listed Shares at the date of the price reservation: *39,798,734 Common Shares.*

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Golden Equities Partnership 7850 Metro Parkway Minneapolis, MN 55425		1,000,000 warrants 1,000,000	2,125,000	4.648%	
Norman Holton 1445 Varsity Estates Dr. NW Calgary, AB T3B 3E2		30,000 warrants 30,000	60,000	0.13%	
Brian J. Knight 3516 Benton Road NW Calgary, AB T2L 1W8		50,000 warrants 50,000	175,500	0.383%	
Lyncorp International Ltd. #204, 255 Lake Bonavista Dr.SE Calgary, AB T2X 2Z4		500,000 warrants 500,000	4,293,000	9.37%	
Guenter J. Liedtke 6611 Coach Ridge Rd. SW Calgary, AB T3H 1J6		150,000 warrants 150,000	1,095,051	2.391%	I
Harold Loyek P.O. Box 89 Rimbey, AB T0C 2J0		100,000 warrants 100,000	515,500	1.56%	
Jim Morley #124, 450 Country Hills Blvd. NE Calgary, AB T3K 5A5		100,000 warrants 100,000	200,000	0.44%	
Walter Moroz 11106 – 105 Avenue Edmonton, AB T5H 0L5		100,000 warrants 100,000	253,000	0.55%	
Roland Mullen Box 87 Aldersyde, AB T0L 0A0		100,000 warrants 100,000	2,266,500	4.95%	
Arthur L. Sumner 617 – 15th St. NW Calgary, AB T2V 2B1		70,000 warrants 70,000	249,000	0.54%	
Vertex One Asset Management Suite 1920 1177 W. Hastings Street Vancouver, B.C. V6E 2K3		800,000 warrants 800,000	1,600,000	3.49%	P
TOTAL		**6,000,000**	**12,832,551**	**28.01%**	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: *N/A*

____

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ____.

(d) Securities ____.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ____________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

There are no additional proposed Material Changes in the affairs of the Issuer.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

____

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of*

Business and Reverse Take-Overs)?

Yes ☐ No ✔

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ✔ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ✔ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ✔❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ✔ ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ✔❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ✔ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*: *N/A*
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ✔ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ✔ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ✔ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: *0*.

(ii) For Previous Expedited Private Placements: *0*.

(iii) For this transaction: *3,000,000 common shares.*

Total ((i) + (ii) + (iii)): *3,000,000 common shares with attached 3,000,000 share purchase warrants.*

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☑
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☑ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: *N/A*

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: *February 27, 2004.*

GOLCONDA RESOURCES LTD.

Guenter J. Liedtke
Name of Director and/or
Senior Officer

G. Liedtke
Signature

President
Official Capacity

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3
Ph: (403) 232-6828 Fax: (403) 232-8650

04 MAR 30 AM 7:21

#82-3167

February 4, 2004

NEWS RELEASE

TWO MAJOR DRILL PROGRAMS STARTING SOON

South Monitor, Nevada (GA 80% interest)

Golconda has signed a contract for 5,500 ft. of diamond drilling to begin shortly. The holes will be drilled to a depth of 100 ft. to 1,500 ft. This program will be the follow-up of last September's drilling which explored for the existence of high-grade bonanza-vein type gold-silver mineralization.

Three holes drilled at that time intersected chalcedonic quartz vein zones which are geochemically consistent with the upper low-temperature part of these high grade veins (see news release from October 20, 2003). The veins were intersected at various depths between 240 ft. and 510 ft.

Bonanza veins are characterized by high gold (around 1oz./ton) and silver (around 10oz./ton) grades, and by strong potassic alteration. The high grades normally occur at a greater depth in the high temperature so-called "boiling horizon" whereas closer to the surface, the low temperature section of the veins often show only traces of gold-silver mineralization.

Hole SM-03-3 had intersected one zone of potassic alteration and thin chalcedonic veining from 250-280 ft., which assayed 1 g/ton gold and 13 g/ton silver. SM-03-4 contained two zones from 260-270 ft. and 340-360 ft. which assayed 1 g/ton gold and 4.9 g/ton and 2.4 g/ton of silver, respectively. Hole SM-03-5 intersected the same zone about 1,500 ft. further to the northwest at a depth of 490-510 ft., where it had changed into a massive chalcedonic vein. Although gold values were still low, high arsenic (373 ppm) and antimony (105 ppm) indicate that the intersection is closer to the boiling horizon.

Geological cross-sections drawn through an area intersected by 11 holes from earlier drill programs show that these veins strike in a north-westerly direction (Walker Lane Mineral Trend) and dip 75 degrees to the southwest (see Golconda's website under "highlights").

The new drill program can therefore specifically target these veins below a depth of 750 ft. - the estimated depth of the top of the boiling horizon.

Shulin Lake, Alaska (GA 51% interest)

In September 2003, the Shulin Lake Joint Venture drilled two holes into a complex circular structure visible on a satellite photo. This structure has a diameter of about 2 km. The holes intersected a volcanic sequence of sandy tuffs and fine ash, indicating that this feature is most likely a volcanic centre and the source of the diamond indicator minerals and micro-diamonds found in earlier programs. Indicator minerals selected from these two holes show a chemical composition similar to eclogitic minerals found in lamproitic environments elsewhere. The joint venture plans to drill 10 holes for a total of 3000 ft. to test different areas of this circular structure in an effort to intersect volcanics with higher olivine content, those possessing the greatest diamond potential. The drilling is scheduled for the second half of March.

Golconda has, pursuant to its Stock Options Plan, granted 175 000 options to a director, replacing options which expired. The options have an exercise price of 25 cents per share and will expire on February 3, 2009.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke.
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3
Ph: (403) 232-6828 Fax: (403) 232-8650

04 MAR 30 AM 7:21

#82-3167

February 19, 2004

NEWS RELEASE
Golconda Resources Ltd. Announces Private Placement

Golconda Resources Ltd. will proceed with a non-brokered private placement of up to 3,000,000 units at a price of CAD $ 0.25 per unit for gross proceeds of up to CAD $ 750,000. Each unit consists of a common share and a non-transferable warrant. One warrant allows the subscriber to purchase a further common share of Golconda at CAD $ 0.30 for a period of 12 months from issuance. The proceeds from this private placement, which is subject to regulatory approval, will be used to drill two of Golconda's gold properties in Nevada, to carry out geophysical surveys over two of its properties in Canada, and for working capital. Golconda will carry out exploration programs on the following properties:

Nevada - Both prospects are situated near Tonopah, on the Walker Lane Mineral Trend.
South Monitor (GA 80% interest)
A major follow-up diamond drill program (5,500 ft) for high-grade, bonanza vein-type gold and silver will start at the beginning of March. Drilling in September 2003 intersected quartz-adularia zones interpreted to be above the high-grade system. Holes will be drilled to a depth of 1000 ft. to 1500 ft. and will specifically target these veins below a depth of 750 ft., the estimated top of the potentially high-grade part of these veins.
Ralston Valley (GA 100% interest)
Typical sediment-hosted, Carlin-type setting. Several gold-bearing structures were encountered in earlier drilling on the property. No drill holes were ever drilled in the sand-covered eastern part of the property, although the most prospective "laminated silty limestone" sequence is projected to underlie this area. A drill program will concentrate on this area. It will follow the drilling at South Monitor.

Canada
Geophysics are expected to define major drill targets for base and precious metals. The recent increase in base metal prices has added to the attractiveness of these properties.
Wapawekka, Saskatchewan (GA 100% interest)
In 2001 Golconda intersected massive sulfides containing low copper, zinc, gold and silver values. The massive sulfides consist mainly of pyrrhotite, which is magnetic. An airborne magnetic-survey, planned for March, should be able to identify other massive sulfide bodies, as these bodies tend to occur in clusters. Some of these bodies could contain economic base and precious metal grades.
Red Lake, Ontario (GA 100 % interest)
Anomalous gold and copper mineralization is accompanied by pyrrhotite (a magnetic sulphide). Copper and gold values seem to increase with the pyrrhotite content. A close-spaced ground magnetic survey could outline zones with higher pyrrhotite content as direct drilling targets. These zones would represent better-mineralized areas. The survey is planned for the end of March.

Guenter Liedtke will be the acting Qualified Person under NI-43101 on these projects.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke.
Ph: (403) 232-6828 Fax (403) 232-8650 e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

March 3, 2004

NEWS RELEASE

Golconda Resources Ltd. Announces Closing of Private Placement

The TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 19, 2004.

The Private Placement, which raised $750,000.00, consisted of 3,000,000 shares at a price of $0.25 per share and 3,000,000 share purchase warrants to purchase 3,000,000 shares at a price of $0.30 per share for a one year period, expiring at the close of business on March 2, 2005. The issued securities will bear a legend restricting their transfer until July 4, 2004.

Insiders participated with 150,000 units and there will be no commission or finder's fees paid in connection with the financing. The money will be used mainly to drill two of Golconda's gold properties in Nevada, to carry out geophysical surveys over two of its properties in Canada, for drilling on its diamond property in Alaska, and for working capital.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke.
Ph: (403) 232-6828 Fax (403) 232-8650 e-mail: golcondaresources@telus.net website: www.golcondaresources.com